May 21, 2010

VIA EDGAR

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

On February 25, 2010, State Farm Mutual Fund Trust (the “Trust”) made a filing with the U.S. Securities and Exchange Commission (the “Commission”) amending its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (17 C.F.R. Sec. 230.485(a)). I will refer to that filing as the “Amendment.” The primary purpose of the Amendment was for the Trust to implement the summary prospectus changes to Form N-1A. On behalf of the Commission, you provided comments to that filing in a phone call to me. This letter is the Trust’s response to comments received from the Commission.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission Staff’s comments to the Amendment and indicate how the Trust responded to those comments. Any generic comment made by the Commission’s Staff that applies to a particular Trust series (each a “Fund” and the 15 series together the “Funds”) also is understood by the Trust to apply to the other Funds.

Comment #1 – Confirm whether the Trust’s 2006 Fidelity Bond filing was made.

Response #1 – While the Trust’s 2006 Fidelity Bond was properly executed in 2006, the Trust inadvertently failed to file the 2006 Fidelity Bond. After being made aware of the error, the Trust recently filed the 2006 Fidelity Bond.

Comment #2 – Confirm whether there is a sub-prime market volatility disclosure in the statutory prospectus.

Response #2 – Confirmed. Page 60 of the Trust’s prospectus includes sub-prime market volatility disclosure.

Comment #3 – Confirm whether Trust is in compliance with new money market fund procedures.

Response #3 – The Trust confirms that it is aware of the new money market rule procedures and that the Trust’s Board of Trustees will consider changes on May 24, 2010.

Comment #4 – Under the “What are the costs of investing in the Fund?” section for each Fund, delete the “s” on “tables” and add an “s” to “describe”.

Response #4 – Agreed. This section for each Fund now reads, “The following table describes . . .”.

Comment #5 – For each Fund, delete the last paragraph under the “Annual Fund Operating Expenses” section that discusses sales charges on reinvested dividends.

Response #5 – Agreed. The paragraph referenced in this comment was deleted for each Fund.

Comment #6 – For each Fund, add language to the “Principal Investment Strategies” section to reflect how the Funds determine when to sell securities.

Response #6 – Agreed. The “Principal Investment Strategies” section for each Fund was updated, if needed, to include additional information regarding how each Fund determines when to sell securities.

Comment #7 – For each Fund, update the “Principal Investment Strategies” section to provide further definition for the following terms: equity securities, U.S. companies, top-down macro-economic analysis, and bottom-up stock selection

Response #7 – Agreed. The “Principal Investment Strategies” section was revised, when needed, to provide additional definition to the terms described in comment #8.

Comment #8 – For each Fund, make the following edits to the “Investment Results” section:

•	delete “certain” from first sentence

•	delete “and taxes” from fourth sentence

•	in the fourth sentence change “those charges” to “the amounts”

•	in the fifth sentence, change “market index” to “measure of market performance”

•	delete “(and consequently, the potential rewards and risks of a Fund investment)” from the sixth sentence

•	delete the last sentence from the paragraph immediately following the best and worst quarter information

•	make revisions to ensure compliance with Item 4 Instruction 3(c)(iii) of Form N-1A

•	delete the description of each broad based market index following the performance table

Response #8 – Agreed. The Trust has made all of the changes described in the bullets above for the “Investment Results” section for each Fund.

Comment #9 – For each Fund, make sure the length of service listed for the portfolio managers in the “Fund Management” section refers to the time period managing the respective Fund and not the time period with the particular adviser.

Response #9 – Agreed. The Trust will make this change the next time the Trust’s prospectus is updated. Due to business constraints regarding the time needed to print the new prospectus, we were unable to gather this information from the respective sub-advisers in time for this filing.

Comment #10 – For each Fund, add language to the “Purchase and Sale of Fund Shares” section to disclose that the Funds’ shares are redeemable and to briefly identify the procedures for redeeming shares.

Response #10 – Agreed. A paragraph was added for each Fund to disclose that the Funds’ shares are redeemable and to briefly describe the procedures for redeeming shares.

Comment #11 – For each Fund, delete the last sentence in the paragraph under the “Tax Information” section.

Response #11 – Agreed. The last sentence in the “Tax Information” section for each Fund was deleted.

Comment #12 – For the S&P 500 Fund and the LifePath Funds, add a footnote after the expense table per Item 3 Instruction 1(d)(i) of Form N-1A.

Response #12 – Agreed. The appropriate footnote was added to the “Annual Fund Operating Expenses” section for the S&P 500 Fund and the LifePath Funds.

Comment #13 – Explain why the Equity and Bond Fund reflects 0.00% for management fees in the “Annual Fund Operating Expenses” section.

Response #13 – State Farm Investment Management Corp. (“SFIMC”) has agreed not to be paid an investment advisory fee for performing services for the Equity and Bond Fund. However, SFIMC does receive investment advisory fees for performing services for the underlying Funds in which the Equity and Bond Fund invest. These fees are reflected in the Acquired Fund Fees & Expenses line.

Comment #14 – In the “Principal Risks of Investing in the Fund” section, make changes, when necessary, to reflect that the Fund is a fund of funds.

Response #14 – Agreed. For those Funds that are a fund of funds, changes were made to the “Principal Risks of Investing in the Fund” section to state the risks in a way to reflect that the Fund is a fund-of-funds.

Comment #15 – Delete the description of the Blended Benchmark that is included in the “Investment Results” sections for the Equity and Bond Fund and the LifePath Funds.

Response #15 – Item 4 Instruction 2(b) of Form N-1A states that a Fund may include information for one or more other indexes. In addition, the instructions state a Fund can disclose information about an additional index in the narrative explanation. Because of this, the Trust has retained a brief explanation of the Blended Benchmark’s used for the LifePath Funds.

Comment #16 – In the “Principal Risks of Investing in the Fund” section for the Tax Advantaged Bond Fund, confirm that the principal risks listed are in fact principal risks of the Fund.

Response #16 – The Trust confirms that the risks listed in the “Principal Risks of Investing in the Fund” section of the Tax Advantaged Bond Fund are all principal risks of the Fund.

Comment #17 – For each LifePath Fund, delete the second sentence in the “Investment Objective” section.

Response #17 – Agreed. For each LifePath Fund, the second sentence in the “Investment Objective” section was deleted.

Comment #18 – For each LifePath Fund, change the wording in the “Annual Fund Operating Expenses” section to reflect the language used in Form N-1A. More specifically, change “Less: Contractual Waivers” to “Less: Fee Waivers”; and change “Net Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver”.

Response #18 – Agreed. The “Annual Fund Operating Expenses” section for each LifePath Fund now reflects the language used for the table in the Form N-1A.

Comment #19 – For the LifePath 2020 Fund, the LifePath 2030 Fund, the LifePath 2040 Fund and the LifePath 2050 Fund provide additional discussion in the “Principal Investment Strategies” section regarding each Funds’ glide path.

Response #19 – Agreed. Language providing more disclosure about the glide path for each LifePath Fund was included in the “Principal Investment Strategies” section for each LifePath Fund.

Comment #20 – On page 92 of the Trust’s prospectus under the heading of “Anti-Money Laundering Compliance” please indicate whether the Trust’s investment adviser and distributor have appointed an anti-money laundering compliance officer.

Response #20 – Agreed. Page 82 of the Trust’s revised prospectus now states that the Trust’s investment adviser and distributor have appointed an anti-money laundering compliance officer.

Comment #21 – The Trust was organized under Delaware law. Please confirm that under Delaware law and that under the Trust’s governing instruments (i.e., its Certificate of Trust, Declaration of Trust, and bylaws) that the Trust may close accounts and may assess fees as specified on page 86 of the Trust’s prospectus under the heading of “Account Closure and Account Fee.”

Response #21 – Confirmed. Neither Delaware law nor the Trust’s governing instruments preclude the Trust from closing accounts or assessing fees as specified on pages 86 of the Trust’s prospectus under the heading of “Account Closure and Account Fee.” Pursuant to the recommendation of State Farm Investment Management Corp., the investment adviser, transfer agent and dividend disbursing agent for the Trust, the Trust’s Board of Trustees approved the Account Closure and Account Fee policies.

Comment #22 – Page 5 of the Trust’s SAI describes how the Funds may invest in convertible securities. Can the Funds invest in convertible securities that are rated below investment grade at the time of purchase?

Response #22 – Yes. The SAI indicates that the Funds may invest in convertible securities that are rated below investment grade at the time of purchase. The SAI also discloses the heightened risks that apply when a Fund purchases convertible securities rated below investment grade at the time of purchase.

Comment #23 – On page 23 of the Trust’s SAI in the “Defensive Investments” section, add language to state that a defensive position is inconsistent with a funds objective.

Response #23 – Agreed. The wording on page 23 of the SAI was amended to state that taking a defensive position is inconsistent with a funds objective.

Comment #24 – The Trust’s investment policies and restrictions are described on pages 43-45 of the Trust’s SAI. Each Fund is subject to the following fundamental investment restriction:

The Fund may not borrow money, except that, for temporary purposes: (a) the Fund may borrow from banks (as defined in the 1940 Act) or through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed), taken at market value at the time of borrowing; (b) the Fund may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets (including the amount borrowed), taken at market value at the time of the borrowing; and (c) the Fund may obtain such short-term credits as may be necessary for clearance of purchases and sales of portfolio securities,

Is a Fund’s borrowing described in sub-paragraph (c) of the investment restriction additive to the Fund’s borrowing permitted by sub-paragraphs (a) and (b) of the restriction?

Response #24 – Although the investment restriction does not specify the answer to the Commission Staff’s question, the Trust considers the answer to be no. If a Fund within the Trust reaches the limits of borrowing set forth in sub-paragraphs (a) and (b) of the restriction, the Fund will either (i) reduce its borrowing allowed by sub-paragraphs (a) and (b) of the restriction to accommodate the Fund’s borrowing under sub-paragraph (c), or (ii) the Fund will not exercise its borrowing authority under sub-paragraph (c). In the past, no Fund of the Trust has borrowed money in an amount that closely approaches the limitations of sub-paragraph (a) of the restriction, and no Fund anticipates substantially using its borrowing authority in the future.

Comment #25 – On page 47 of the Trust’s SAI, delete the duplicative language (“non-fundamental”).

Response #25 – The duplicative language from page 47 of the Trust’s SAI was deleted.

Comment #26 – On page 57 of the Trust’s SAI, use bold rather than all caps for the second paragraph.

Response #26 – Agreed. The paragraph with all caps on page 57 of the Trust’s SAI was changed to bold.

Comment #27 – On page 62 of the Trust’s SAI, make sure to distinguish between trustees that are interested and those that are not interested trustees.

Response #27 – Agreed. On pages 61-62 of the Trust’s SAI, the trustees are divided into two separate sections: one for interested trustees, and one for non-interested trustees.

Should you have any questions or need additional information please give me a call.

Sincerely,
Dan Willard
Counsel
State Farm Mutual Fund Trust
(309) 766-8033